Exhibit 99.1
MCE Finance Limited
Index To Unaudited Quarterly Report
For the Six Months Ended June 30, 2011

Page(s)

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	2-4

Unaudited MCE Finance Limited — Restricted Subsidiaries Group Condensed Consolidated Financial Statements	5-7

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited	8-9

MCE Finance Limited
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)

	June 30, 2011	December 31, 2010
	(Unaudited)	(Audited) (1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$635,073	$410,767
Restricted cash	12,499	167,286
Accounts receivable, net	241,413	259,521
Amounts due from affiliated companies	196,492	183,881
Inventories	14,192	14,990
Prepaid expenses and other current assets	14,925	9,057

Total current assets	1,114,594	1,045,502

PROPERTY AND EQUIPMENT, NET	2,552,351	2,660,464
GAMING SUBCONCESSION, NET	628,123	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	73,399	94,470
DEFERRED FINANCING COST	40,187	45,387
LAND USE RIGHTS, NET	418,392	428,155

TOTAL	$4,913,181	$5,016,855

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,676	$8,880
Accrued expenses and other current liabilities	443,554	449,912
Current portion of long-term debt	—	202,997
Amount due to shareholder	1,009,376	1,071,121
Amounts due to affiliated companies	37,449	38,373

Total current liabilities	1,500,055	1,771,283

LONG-TERM DEBT	1,607,525	1,521,251
OTHER LONG-TERM LIABILITIES	4,496	6,476
DEFERRED TAX LIABILITIES	17,241	17,818
LAND USE RIGHT PAYABLE	16,359	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive losses	2,635	(7,786)
Accumulated losses	(496,855)	(578,153)

Total shareholders’ equity	1,767,505	1,675,786

TOTAL	$4,913,181	$5,016,855

(1)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

MCE Finance Limited
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended	Six Months Ended June 30,
	June 30, 2011	2011	2010 (1)

OPERATING REVENUES
Casino	$921,488	$1,692,361	$1,104,839
Rooms	25,670	49,832	39,900
Food and beverage	14,955	30,308	27,885
Entertainment, retail and others	23,809	47,269	11,223

Gross revenues	985,922	1,819,770	1,183,847
Less: promotional allowances	(23,883)	(45,219)	(40,826)

Net revenues	962,039	1,774,551	1,143,021

OPERATING COSTS AND EXPENSES
Casino	(662,594)	(1,273,763)	(865,830)
Rooms	(4,439)	(9,024)	(6,767)
Food and beverage	(7,536)	(16,543)	(15,330)
Entertainment, retail and others	(16,124)	(29,158)	(4,143)
General and administrative	(55,310)	(109,448)	(92,153)
Pre-opening costs	(682)	(1,285)	(6,982)
Amortization of gaming subconcession	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(4,882)	(9,763)	(9,760)
Depreciation and amortization	(63,909)	(127,231)	(112,779)
Property charges and others	—	(25)	34

Total operating costs and expenses	(829,786)	(1,604,859)	(1,142,329)

OPERATING INCOME	132,253	169,692	692

NON-OPERATING EXPENSES
Interest expenses, net	(25,113)	(51,651)	(36,690)
Other finance costs	(3,954)	(8,110)	(2,620)
Change in fair value of interest rate swap agreements	(4,310)	(4,310)	—
Foreign exchange (loss) gain, net	(99)	293	206
Loss on extinguishment of debt	(25,193)	(25,193)	—
Costs associated with debt modification	—	—	(3,156)

Total non-operating expenses	(58,669)	(88,971)	(42,260)

INCOME (LOSS) BEFORE INCOME TAX	73,584	80,721	(41,568)
INCOME TAX CREDIT	382	577	511

NET INCOME (LOSS)	$73,966	$81,298	$(41,057)

(1)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

MCE Finance Limited
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended	Six Months Ended June 30,
	June 30, 2011	2011	2010 (1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$73,966	$81,298	$(41,057)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	83,101	165,613	151,158
Amortization of deferred financing costs	3,744	7,649	6,944
Amortization of discount on senior notes payable	179	353	82
Loss on disposal of property and equipment	18	3	102
Allowance for doubtful debts	10,751	20,230	17,911
Loss on extinguishment of debt	25,193	25,193	—
Written off deferred financing costs on modification of debt	—	—	1,992
Change in fair value of interest rate swap agreements	4,310	4,310	—
Changes in operating assets and liabilities:
Accounts receivable	14,567	14,001	(56,475)
Amounts due from affiliated companies	(19,669)	(12,611)	(19,267)
Inventories	1,137	798	(1,076)
Prepaid expenses and other current assets	(699)	(5,868)	530
Long-term prepayment, deposits and other assets	(231)	355	251
Accounts payable	873	796	554
Accrued expenses and other current liabilities	(50,773)	7,017	(7,890)
Amounts due to affiliated companies	4,433	(1,016)	11,739
Other long-term liabilities	93	298	(47)
Deferred tax liabilities	(382)	(577)	(512)

Net cash provided by operating activities	150,611	307,842	64,939

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(8,499)	(22,835)	(117,492)
Deposits for acquisition of property and equipment	(887)	(1,893)	(835)
Payment for entertainment production costs	—	—	(17,157)
Changes in restricted cash	132,999	154,787	38,811
Payment for land use right	—	(7,582)	(32,118)
Proceeds from sale of property and equipment	—	113	1

Net cash provided by (used in) investing activities	123,613	122,590	(128,790)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(27,139)	(27,305)	(21,194)
Amount due to shareholder	(63,594)	(61,745)	19,750
Principal payments on long-term debt	(81,458)	(117,076)	(444,066)
Proceeds from long-term debt	—	—	592,026

Net cash (used in) provided by financing activities	(172,191)	(206,126)	146,516

NET INCREASE IN CASH AND CASH EQUIVALENTS	102,033	224,306	82,665
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	533,040	410,767	177,293

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$635,073	$635,073	$259,958

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(41,819)	$(53,536)	$(29,852)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$1,469	$1,777	$37,706
Costs of property and equipment funded through amounts due to affiliated companies and shareholder	$92	$92	$1,144
Deferred financing costs funded through accrued expenses and other current liabilities	$503	$503	$1,634

(1)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Balance Sheets (Unaudited)
(In thousands of U.S. dollars)

	June 30, 2011	December 31, 2010 (1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$635,073	$410,767
Restricted cash	12,499	167,286
Accounts receivable, net	241,413	259,521
Amounts due from affiliated companies	196,492	183,881
Amounts due from unconsolidated subsidiaries	2	2
Inventories	14,192	14,990
Prepaid expenses and other current assets	14,925	9,057

Total current assets	1,114,596	1,045,504

PROPERTY AND EQUIPMENT, NET	2,552,351	2,660,464
GAMING SUBCONCESSION, NET	628,123	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	73,399	94,470
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6	6
DEFERRED FINANCING COST	40,187	45,387
LAND USE RIGHTS, NET	418,392	428,155

TOTAL	$4,913,189	$5,016,863

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,676	$8,880
Accrued expenses and other current liabilities	443,554	449,912
Current portion of long-term debt	—	202,997
Amount due to shareholder	1,009,370	1,071,117
Amounts due to affiliated companies	37,449	38,371

Total current liabilities	1,500,049	1,771,277

LONG-TERM DEBT	1,607,525	1,521,251
OTHER LONG-TERM LIABILITIES	4,496	6,476
DEFERRED TAX LIABILITIES	17,241	17,818
LAND USE RIGHT PAYABLE	16,359	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive losses	2,635	(7,786)
Accumulated losses	(496,841)	(578,139)

Total shareholders’ equity	1,767,519	1,675,800

TOTAL	$4,913,189	$5,016,863

(1)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended	Six Months Ended June 30,
	June 30, 2011	2011	2010 (1)

OPERATING REVENUES
Casino	$921,488	$1,692,361	$1,104,839
Rooms	25,670	49,832	39,900
Food and beverage	14,955	30,308	27,885
Entertainment, retail and others	23,809	47,269	11,223

Gross revenues	985,922	1,819,770	1,183,847
Less: promotional allowances	(23,883)	(45,219)	(40,826)

Net revenues	962,039	1,774,551	1,143,021

OPERATING COSTS AND EXPENSES
Casino	(662,594)	(1,273,763)	(865,830)
Rooms	(4,439)	(9,024)	(6,767)
Food and beverage	(7,536)	(16,543)	(15,330)
Entertainment, retail and others	(16,124)	(29,158)	(4,143)
General and administrative	(55,310)	(109,448)	(92,153)
Pre-opening costs	(682)	(1,285)	(6,982)
Amortization of gaming subconcession	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(4,882)	(9,763)	(9,760)
Depreciation and amortization	(63,909)	(127,231)	(112,779)
Property charges and others	—	(25)	34

Total operating costs and expenses	(829,786)	(1,604,859)	(1,142,329)

OPERATING INCOME	132,253	169,692	692

NON-OPERATING EXPENSES
Interest expenses, net	(25,113)	(51,651)	(36,690)
Other finance costs	(3,954)	(8,110)	(2,620)
Change in fair value of interest rate swap agreements	(4,310)	(4,310)	—
Foreign exchange (loss) gain, net	(99)	293	206
Loss on extinguishment of debt	(25,193)	(25,193)	—
Costs associated with debt modification	—	—	(3,156)

Total non-operating expenses	(58,669)	(88,971)	(42,260)

INCOME (LOSS) BEFORE INCOME TAX	73,584	80,721	(41,568)
INCOME TAX CREDIT	382	577	511

NET INCOME (LOSS)	$73,966	$81,298	$(41,057)

(1)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended	Six Months Ended June 30,
	June 30, 2011	2011	2010 (1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$73,966	$81,298	$(41,057)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	83,101	165,613	151,158
Amortization of deferred financing costs	3,744	7,649	6,944
Amortization of discount on senior notes payable	179	353	82
Loss on disposal of property and equipment	18	3	102
Allowance for doubtful debts	10,751	20,230	17,911
Loss on extinguishment of debt	25,193	25,193	—
Written off deferred financing costs on modification of debt	—	—	1,992
Change in fair value of interest rate swap agreements	4,310	4,310	—
Changes in operating assets and liabilities:
Accounts receivable	14,567	14,001	(56,475)
Amounts due from affiliated companies	(19,669)	(12,611)	(19,267)
Inventories	1,137	798	(1,076)
Prepaid expenses and other current assets	(699)	(5,868)	530
Long-term prepayment, deposits and other assets	(231)	355	251
Accounts payable	873	796	554
Accrued expenses and other current liabilities	(50,773)	7,017	(7,890)
Amounts due to affiliated companies	4,435	(1,014)	11,739
Other long-term liabilities	93	298	(47)
Deferred tax liabilities	(382)	(577)	(512)

Net cash provided by operating activities	150,613	307,844	64,939

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(8,499)	(22,835)	(117,492)
Deposits for acquisition of property and equipment	(887)	(1,893)	(835)
Payment for entertainment production costs	—	—	(17,157)
Changes in restricted cash	132,999	154,787	38,811
Payment for land use right	—	(7,582)	(32,118)
Proceeds from sale of property and equipment	—	113	1

Net cash provided by (used in) investing activities	123,613	122,590	(128,790)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(27,139)	(27,305)	(21,194)
Amount due to shareholder	(63,596)	(61,747)	19,750
Principal payments on long-term debt	(81,458)	(117,076)	(444,066)
Proceeds from long-term debt	—	—	592,026

Net cash (used in) provided by financing activities	(172,193)	(206,128)	146,516

NET INCREASE IN CASH AND CASH EQUIVALENTS	102,033	224,306	82,665
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	533,040	410,767	177,293

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$635,073	$635,073	$259,958

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(41,819)	$(53,536)	$(29,852)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$1,469	$1,777	$37,706
Costs of property and equipment funded through amounts due to affiliated companies and shareholder	$92	$92	$1,144
Deferred financing costs funded through accrued expenses and other current liabilities	$503	$503	$1,634

(1)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

MCE Finance Limited
Unaudited Reconciliation of Financial Condition and Results of Operations
of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited
For the Six Months Ended June 30, 2011
(In thousands of U.S. dollars)

	Consolidated	Unrestricted Subsidiaries
	Total for MCE		Melco Crown
	Finance Limited -	Melco Crown	(Macau	Adjustments on
	Restricted	(Macau	Peninsula)	Investment Cost	Consolidated
	Subsidiaries	Peninsula) Hotel	Developments	of Unconsolidated	Total for MCE
	Group	Limited	Limited	Subsidiaries	Finance Limited

Condensed Consolidated Balance Sheets (Unaudited)
As of June 30, 2011

ASSETS

CURRENT ASSETS
Cash and cash equivalents	635,073				635,073
Restricted cash	12,499				12,499
Accounts receivable, net	241,413				241,413
Amounts due from affiliated companies	196,492				196,492
Amounts due from (to) group companies	—	(1)	(1)	2	—
Amounts due from unconsolidated subsidiaries	2			(2)	—
Inventories	14,192				14,192
Prepaid expenses and other current assets	14,925				14,925

Total current assets	1,114,596	(1)	(1)	—	1,114,594

PROPERTY AND EQUIPMENT, NET	2,552,351				2,552,351
GAMING SUBCONCESSION, NET	628,123				628,123
INTANGIBLE ASSETS, NET	4,220				4,220
GOODWILL	81,915				81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	73,399				73,399
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6			(6)	—
DEFERRED FINANCING COST	40,187				40,187
LAND USE RIGHTS, NET	418,392				418,392

TOTAL	4,913,189	(1)	(1)	(6)	4,913,181

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	9,676				9,676
Accrued expenses and other current liabilities	443,554				443,554
Amount due to shareholder	1,009,370	3	3		1,009,376
Amounts due to affiliated companies	37,449				37,449

Total current liabilities	1,500,049	3	3	—	1,500,055

LONG-TERM DEBT	1,607,525				1,607,525
OTHER LONG-TERM LIABILITIES	4,496				4,496
DEFERRED TAX LIABILITIES	17,241				17,241
LAND USE RIGHT PAYABLE	16,359				16,359

SHAREHOLDERS’ EQUITY
Ordinary shares	—	3	3	(6)	—
Additional paid-in capital	2,261,725				2,261,725
Accumulated other comprehensive losses	2,635				2,635
Accumulated losses	(496,841)	(7)	(7)		(496,855)

Total shareholders’ equity	1,767,519	(4)	(4)	(6)	1,767,505

TOTAL	4,913,189	(1)	(1)	(6)	4,913,181

MCE Finance Limited
Unaudited Reconciliation of Financial Condition and Results of Operations
of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited
For the Six Months Ended June 30, 2011
(In thousands of U.S. dollars)

	Consolidated	Unrestricted Subsidiaries
	Total for MCE		Melco Crown
	Finance Limited -	Melco Crown	(Macau	Adjustments on
	Restricted	(Macau	Peninsula)	Investment Cost	Consolidated
	Subsidiaries	Peninsula) Hotel	Developments	of Unconsolidated	Total for MCE
	Group	Limited	Limited	Subsidiaries	Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)
For the Six Months Ended June 30, 2011

OPERATING REVENUES
Casino	1,692,361				1,692,361
Rooms	49,832				49,832
Food and beverage	30,308				30,308
Entertainment, retail and others	47,269				47,269

Gross revenues	1,819,770	—	—	—	1,819,770
Less: promotional allowances	(45,219)				(45,219)

Net revenues	1,774,551	—	—	—	1,774,551

OPERATING COSTS AND EXPENSES
Casino	(1,273,763)				(1,273,763)
Rooms	(9,024)				(9,024)
Food and beverage	(16,543)				(16,543)
Entertainment, retail and others	(29,158)				(29,158)
General and administrative	(109,448)				(109,448)
Pre-opening costs	(1,285)				(1,285)
Amortization of gaming subconcession	(28,619)				(28,619)
Amortization of land use rights	(9,763)				(9,763)
Depreciation and amortization	(127,231)				(127,231)
Property charges and others	(25)				(25)

Total operating costs and expenses	(1,604,859)	—	—	—	(1,604,859)

OPERATING INCOME	169,692	—	—	—	169,692

NON-OPERATING EXPENSES
Interest expenses, net	(51,651)				(51,651)
Other finance costs	(8,110)				(8,110)
Change in fair value of interest rate swap agreements	(4,310)				(4,310)
Foreign exchange gain, net	293				293
Loss on extinguishment of debt	(25,193)				(25,193)

Total non-operating expenses	(88,971)	—	—	—	(88,971)

INCOME BEFORE INCOME TAX	80,721	—	—	—	80,721

INCOME TAX CREDIT	577				577

NET INCOME	81,298	—	—	—	81,298